SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___	No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Results of General Meeting, dated June 1, 2004

2.	Press Release titled “Prana’s U.S. Capital approved by Australian shareholders”, dated June 2, 2004

3.	Appendix 3B, New Issue Announcement, dated June 11, 2004

Item 1

COMPANY ANNOUNCEMENT

Results of General Meeting

(ASX: PBT)

1 June 2004

The Company wishes to advise that the resolution contained in the Notice of Meeting was duly carried on a show of hands. In accordance with Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolution considered by Members of the Company at the General Meeting held today, 1 June 2004 at 10.30am.

Ordinary Business	For	Against	Abstain	Undirected

Approval of Proposed Placement	21,347,369	39,501	20,500	14,253,435

On behalf of the Board

/s/ Geoffrey Kempler
Geoffrey Kempler
Chairman

Item 2

COMPANY ANNOUNCEMENT

Prana’s U.S. capital approved by Australian shareholders

Melbourne, Australia - 2 June, 2004: Shareholders in Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT) have approved the issuing of securities worth US $20 million to institutional and professional investors, led by New York-based global healthcare fund managers, OrbiMed Advisors and XMark Funds. The transaction was originally announced on April 28, 2004.

Geoffrey Kempler, Executive Chairman of Prana commented: “This substantial support shown by leaders in the healthcare investment community reflects the progress and strength of Prana’s technology.

“With this offering, we have been able to enhance shareholder value by increasing our access and exposure to the vast US capital markets and br oaden our base of US institutional investors, complementing our traditional Australian shareholder base.

“We continue to build on our already strong connection with the US and now have a board member, Dr Jon Alsenas, and our chief scientist (one of the inventors of our MPAC technology) Prof Ashley Bush, based there. This capital raising will provide the funds to progress PBT-2, our proprietary MPAC for Alzheimer’s disease, into clinical trials in Australia through 2005 and 2006,” said Mr Kempler.

Investors also purchased five-year warrants to purchase an additional 3 million ADR’s at an exercise price of US$8.00 per ADR. If exercised, this would raise an additional US$24 million for the Company. Investment bank, Rodman & Renshaw LLC acted as the placement agent for the transaction.

ENDS

About Prana’s technology

PBT-1 and PBT-2 are Metal Protein Attenuating Compounds or MPACs. Prana’s MPACs are chemicals that bind zinc and copper, and have been shown to lower the levels of amyloid beta (and associated toxicity) in the brains of transgenic mice used as a model of Alzheimer’s Disease.

About Prana

Prana is a Melbourne-based biotechnology established in 1997 to commercialize research into Alzheimer’s disease and other major age -related degenerative disorders (Nasdaq: PRAN; ASX: PBT). Prana’s technology was discovered by the company’s researchers at prominent international institutions including Dr Ashley Bush and Dr Rudy Tanzi at the Massachusetts General Hospital at Harvard Medical School and Professor Coli n Masters at the University of Melbourne. For more information about Prana, please visit www.pranabio.com

Item 3

Appendix 3B New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Prana Biotechnology Limited

ABN

37 080 699 065

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	†Class of †securities issued or to be issued	a) Ordinary shares b) Unlisted US Warrants

2	Number of †securities issued or to be issued (if known) or maximum number which may be issued	a) 40,000,000 b) 3,000,000

3	Principal terms of the †securities (eg, if options, exercise price and expiry date; if partly paid †securities, the amount outstanding and due dates for payment; if †convertible securities, the conversion price and dates for conversion)	a) Pari passu with existing ordinary shares
b) Unlisted Warrants, each Warrant exercisable at US$8.00 into 1 American Depository Receipt (ADR) (PRAN) on or before 4 June 2009. Each ADR being equal to 10 Ordinary Fully Paid Shares (PBT)

† See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 1

Appendix 3B New issue announcement

4	Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities?	a) Yes b) Yes, upon exercise

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	a) US$0.50 b) Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	a) As per Resolution approving Placement at General Meeting held on 1 June 2004 b) As per Resolution approving Placement at General Meeting held on 1 June 2004

7	Dates of entering †securities into uncertificated holdings or despatch of certificates	a) 1 June 2004 b) 4 June 2004

		Number	†Class

8	Number and †class of all †securities quoted on ASX (including the securities in clause 2 if applicable)	115,984,380	Ordinary Shares (PBT)

† See chapter 19 for defined terms.

Appendix 3B Page 2	1/1/2003

Appendix 3B New issue announcement

		Number	†Class

9	Number and †class of all †securities not quoted on ASX (including the securities in clause 2 if applicable)	19,750,000	Options exercisable at $0.50 on or before 1 December 2004 (PBTAK)

		897,167	Employee & Consultant Options exercisable at $0.50 on or before 30 June 2005 (PBTAO)

		10,000	Employee & Consultant Options exercisable at $1.50 on or before 30 June 2005 (PBTAI)

		200,000	Options exercisable at $0.50 on or before 1 October 2005 (PBTAQ)

		412,000	Consultant Options exercisable at $0.50 on or before 1 February 2007 (PBTAS)

		3,000,000	Unlisted Warrants, each Warrant exercisable at US$8.00 into 1 American Depository Receipt (ADR) (PRAN) on or before 4 June 2009. Each ADR being equal to 10 Ordinary Fully Paid Shares (PBT)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

† See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 3

Appendix 3B New issue announcement

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non- renounceable?

13	Ratio in which the †securities will be offered

14	†Class of †securities to which the offer relates

15	†Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has †security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

† See chapter 19 for defined terms.

Appendix 3B Page 4	1/1/2003

Appendix 3B New issue announcement

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of †security holders

25	If the issue is contingent on †security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do †security holders sell their entitlements in full through a broker?

31	How do †security holders sell part of their entitlements through a broker and accept for the balance?

† See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 5

Appendix 3B New issue announcement

32	How do †security holders dispose of their entitlements (except by sale through a broker)?

33	†Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	[X]	Securities described in Part 1

(b)	[ ]	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	[ ]	If the †securities are †equity securities, the names of the 20 largest holders of the additional †securities, and the number and percentage of additional †securities held by those holders

36	[ ]	If the †securities are †equity securities, a distribution schedule of the additional †securities setting out the number of holders in the categories
1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over

37	[ ]	A copy of any trust deed for the additional †securities

† See chapter 19 for defined terms.

Appendix 3B Page 6	1/1/2003

Appendix 3B New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which †quotation is sought

39	Class of †securities for which †quotation is sought

40	Do the †securities rank equally in all respects from the date of allotment with an existing †class of quoted †securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

		Number	†Class

42	Number and †class of all †securities quoted on ASX (including the securities in clause 38)

† See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 7

Appendix 3B New issue announcement

Quotation agreement

1	†Quotation of our additional †securities is in ASX’s absolute discretion. ASX may quote the †securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the †securities to be quoted complies with the law and is not for an illegal purpose.
•	There is no reason why those †securities should not be granted †quotation.
•	An offer of the †securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any †securities to be quoted and that no-one has any right to return any †securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the †securities be quoted.
•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the †securities to be quoted, it has been provided at the time that we request that the †securities be quoted.
•	If we are a trust, we warrant that no person has the right to return the †securities to be quoted under section 1019B of the Corporations Act at the time that we request that the †securities be quoted.

† See chapter 19 for defined terms.

Appendix 3B Page 8	1/1/2003

Appendix 3B New issue announcement

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before †quotation of the †securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:   /s/ Geoffrey Kempler                                              Date: 11 June 2004

                     Director

Print name: Geoffrey Kempler

== == == == ==

† See chapter 19 for defined terms.

1/1/2003	Appendix 3B Page 9

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

	By	/s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

Date: May 25, 2004